PRICER

SUPPL

RECEIVED NOV 04 2003 OFFICE OF INTERNATIONAL CORPORATE FINANCE PROCESSING SECTION WASH. D.C. 187

03037142

NEWS RELEASE

from Pricer AB (publ) October 28, 2003

NEW SHARE ISSUE IN PRICER FULLY GUARANTEED

- **NEW SHARE ISSUE WITH RIGHT OF PREFERENCE FOR THE COMPANY'S SHAREHOLDERS WILL RAISE SEK 55M**
- **THE ISSUE IS 100 PER CENT GUARANTEED BY THE COMPANY'S LARGEST SHAREHOLDERS**
- **EXTRAORDINARY GENERAL MEETING ON 14 NOVEMBER 2003**
- **NEWLY ISSUED WARRANTS COULD CONTRIBUTE AN ADDITIONAL SEK 55M IN 2004 IF FULLY EXERCISED**

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Pricer implements rights issue

On 28 October 2003, the Board of Directors of Pricer AB (Pricer) made a decision to implement an issue of series B shares with a right of preference for the company's shareholders. The issue is subject to the approval of the Extraordinary General Meeting on 14 November 2003. If the issue is fully subscribed, Pricer will raise SEK 55M before issue and guarantee costs. The issue involves an increase of the share capital of not more than SEK 11 076 001,60 through an issue of not more than 110 760 016 series B shares in the company. Pledges to subscribe with the support of right of preference and guarantees have been obtained which means that 100 per cent of the issue is guaranteed.

Summarised terms and conditions

Every full three (3) series A or B shares give the right to subscribe for one (1) new series B share. The issue price is SEK 0.50 per share.

One (1) warrant is received for every one (1) newly subscribed series B share in the rights issue.

One (1) warrant entitles the subscription of one (1) new series B share during the period 31 May 2004 – 11 June 2004. The subscription price on exercising warrants is SEK 0.50 per share.

Background

Several large European retail chains are installing or are about to make major investments in ESL systems. The market in Japan, which is important for Pricer, is facing strong expansion as the number of chains with ESL installations has increased significantly during the year. Pricer has received further indications that an increasing number of chains throughout the world are realising the value of investing in electronic price marking systems to rationalise their operations and make them more efficient.

A significant additional number of grocery chains are in late stages of evaluation processes, which are more a matter of selecting supplier than evaluating the ESL concept as such. Pricer is involved in

several ongoing evaluations and quotations to major grocery chains and has high hopes that these will lead to substantial orders for the company's ESL system.

Evaluations and negotiations in a number of retail chains have taken longer than what could expected, meaning that the previous assessment has been revised and the expected date for a positive cash flow moved forward to 2005. The sales growth anticipated by Pricer also increases the company's need for working capital and demands a strengthening of the company's financial position.

Through the comprehensive effectivisation and restructuring of the operations which Pricer has implemented since 2002 with the aim of better adapting this strategy to customer and market needs, the Board is of the opinion that the company's potential for profitable growth will be significantly strengthened. The Board of Directors is also of the opinion that the proposed rights issue will secure the company's future financing needs and that the company will report a positive cash flow during 2005. On full subscription of the warrants, additional capital will be contributed to the company which would allow additional market investment.

Subscription pledges and guarantees

A number of the company's largest shareholders have pledged to subscribe for their share of the issue, equivalent to approximately 20 per cent of the rights issue. They have also guaranteed that they will subscribe for additional shares. 100 per cent of the rights issue is guaranteed through issued subscription pledges and guarantees.

A settlement of 10 % of the guaranteed amount will be paid to the guarantors in the form of newly issued shares, only on the portion exceeding what follows their existing holding. These shares are not included in the 110 760 016 newly issued shares in the afore mentioned right issue, but will be handled in a separate new share issue without right of preference of approximately 8 830 000 B-shares.

Time table for the issue

- Extraordinary General Meeting: 14 November 2003
- Last day for trading the share including right to participate in the issue: 19 November 2003
- First day for trading the share excluding right to participate in the issue: 20 November 2003
- Record day for preferential right: 24 November 2003
- The Offering Memorandum published: 24 November 2003
- Trading in warrants: 28 November – 9 December 2003
- Subscription period: 28 November – 12 December 2003
- Subscription of shares will be made through simultaneous cash payment during the subscription period.

Erik Penser Fondkommission is the financial adviser to Pricer for the issue.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00
Salvatore Grimaldi, Chairman of Pricer AB: +46 8 598 933 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic price and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 400 stores in three continents. Customers include the largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993